Jordan K. Thomsen Vice President & Corporate Counsel The Prudential Insurance Company of America 3 Gateway Plaza, 3rd Floor Newark, NJ 07102 (973) 802-4193
November 24, 2020

Mr. Ruairi Regan
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C. 20549

Re: PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY ACCOUNT
Post Effective Amendment No. 3 on Form S-1
Response dated November 19, 2020
File No. 333-223075

Dear Mr. Regan:

The Prudential Insurance Company of America (“Prudential”) filed a post-effective amendment to its S-1 registration statement for the Prudential Variable Contract Real Property Account on September 25, 2020. On that date, Prudential also filed two similar post-effective amendments for the Pruco Life Variable Contract Real Property Account and the Pruco Life of New Jersey Variable Contract Real Property Account. These three post-effective amendment filings described a plan of liquidation for the Real Property Accounts. This correspondence is provided in response to the November 19, 2020 comment letter from the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”). Our responses to the Staff’s comments are set forth below. We have also included as Appendix I to this correspondence a revised version of our post-effective amendment, which contains disclosure enhancements.

Comment 1

Please provide expanded disclosure in your amended registration statement to address each of the following:
•Why you are liquidating the Real Property Account at this time;
•How you selected AST Cohen & Steers Realty Portfolio as the replacement option;
•Please include either a description of the principal strategies of the new fund or a description of the differences in the principal strategies (if any) between the Real Property Account and the AST Cohen & Steers Realty Portfolio. Describe any other material differences between the Real Property Account and the AST Cohen & Steers Realty Portfolio. Also, disclose the relative fees for each investment option;
•Explain, if any, the tax implications of the reallocation of investments; and
•Clarify who bears the costs for selling the properties.

Response:

Expanded disclosures have been included in the amended registration statement. The revised amendment is included below as Appendix I.

Comment 2

Please expand your disclosure to ensure it is balanced in discussing the benefit to remaining invested in the Real Property Account until the liquidation date. It appears that in order to get a supplemental payment for the Sales Price Excess the investor must remain invested in the Real Property Account until the liquidation date. Disclose the risks, if any, to an investor of staying in the Real Property Account until the liquidation date (as opposed to liquidating earlier and transferring the account value to the AST option or another investment option).

Response:

Expanded disclosure has been included. See Appendix I.

Comment 3

Please confirm that you will remove from registration any remaining securities, which have not been sold under the registration statement, upon termination of the offering in accordance with your undertakings under Item 512(a)(3) of Regulation S-K.

Response:

Upon closure of the RPAs to new money, we confirm that we will deregister any remaining securities in accordance with our undertaking under Item 512(a)(3) of Regulation S-K.

Comment 4

Please confirm and clarify in the amendment that you will provide a prospectus for the AST Cohen & Steers Realty Portfolio to the investors.

Response:

Contract owners will receive the May 1, 2020 summary prospectus for the AST Cohen & Steers Realty Portfolio with the delivery of the supplement included in the post-effective amendment. This has been clarified in the disclosure in Appendix I.

Comment 5

Please clarify for us whether the liquidation will affect investment choices available under any feature (e.g., dollar cost averaging) in contracts that will replace a Real Property Account as an investment option with the Cohen & Steers AST Portfolio. Also, please clarify in the amendment that if an investor in a contract that includes a Real Estate Property Account does not provide new allocation instructions prior to the Substitution Date, then allocation instructions on file for that investor will automatically be updated to replace allocations to the Account with allocations to the subaccount that invests in the Cohen & Steers AST Portfolio at the close of business on the Substitution Date.

Response:

Upon closure of the RPAs to new contributions, any outstanding contract owner investment program that includes the RPA as a destination fund will default that portion to the AST Cohen & Steers Portfolio until we receive subsequent instruction. This impact is described in the disclosure in Appendix I.

Comment 6

We note that your response indicates that the contracts that include a Real Property Account as an investment option have not been sold since 2001. Please tell us whether any of these contracts have ceased updating their registration statements, in reliance on the Great West line of no-action letters, on or prior to July 1, 2020.

Response:

Certain contracts had ceased updating their registration statements prior to July 1, 2020 in reliance on the Great West line of no-action letters. In those instances, contract owners have annually received a Real Property Account S-1 prospectus. Owners of contracts that have not ceased updating their registration statements and owners of contracts that are not eligible to rely on the Commission’s updated position on discontinued contracts in Release No. IC-33814 (Mar. 11, 2020) will annually receive updating summary prospectuses. Contracts for which the registration statement has fewer than 5,000 contracts as of July 1, 2020 will rely on the Commission’s updated position on discontinued contracts in Release No. IC-33814 (Mar. 11, 2020).

We would greatly appreciate the Staff’s effort in resolving these comments as soon as possible to provide time for our internal system development work to be completed. We intend to file subsequent post-effective amendments to the three Real Property Account S-1s upon resolution of comments.

Respectfully yours,

/s/ Jordan K. Thomsen
Jordan K. Thomsen
The Prudential Insurance Company of America

Cc: Christopher E. Palmer, Esq.

APPENDIX 1

The Prudential Insurance Company of America

Prudential Variable Contract Real Property Account
Supplement dated February 21, 2021 to the
Prospectus dated May 1, 2020

Notification of Liquidation of Real Property Account

This supplement provides important information regarding an investment option under your variable life insurance or variable annuity contract (“Contract”), the Prudential Variable Contract Real Property Account (the “Real Property Account”).
As explained in more detail below:
•Effective February 22, 2021, the Real Property Account will close to additional investments.
•The Real Property Account will be liquidated approximately one year later (on or about February 22, 2022).
•If you have account value allocated to the Real Property Account on that liquidation date, that account value will automatically be transferred to the AST Cohen & Steers Realty Portfolio, a fund investing primarily in real estate securities.
•If you want the account value (if any) that you have allocated to the Real Property Account to be transferred to the AST Cohen & Steers Realty Portfolio on the liquidation date, you do not need to take any action.

The Prudential Insurance Company of America and its affiliates (collectively, “Prudential”) have determined that it is in the best interest of Contract owners to liquidate the Real Property and its underlying partnership because the investment option has not been offered on Contracts sold by Prudential since 2001 and there are current and expected futures net outflows from the Real Property Account and its underlying partnership. PGIM, Inc., the investment manager of the partnership, believes that the partnership will not be of the scale necessary to effectively invest in a diversified set of properties going forward.

Prudential has selected the AST Cohen & Steers Realty Portfolio as an alternative investment option because it is a fund available for Prudential Contracts that invests primarily in real estate securities and has been subadvised since 1998 by Cohen & Steers Capital Management, Inc., an investment manager specializing in real estate securities. More information about the AST Cohen & Steers Realty Portfolio is set forth below. We have also delivered with this supplement a copy of the summary prospectus for the AST Cohen & Steers Realty Portfolio.
If you have any questions, please call one of our customer service offices. For Individual Life Insurance Contract owners, please call (800) 778-2255, Monday through Friday from 8:00a.m. to 8:00p.m. Eastern Time. For Annuity Contract owners, please call (888) PRU-2888 Monday through Thursday 8:00a.m. to 7:00p.m. and Friday 8:00a.m. to 6:00p.m.

No New Allocations to the Real Property Account. Effective February 22, 2021, the Real Property Account will close to additional investments. No additional investments in the Real Property Account, including through transfers and automatic programs such as dollar cost averaging and rebalancing, can be made after February 21, 2021. Any allocation designated for investment in the Real Property Account after February 21, 2021, including under preexisting premium, transfer or rebalancing instructions will automatically be redirected to the AST Cohen & Steers Realty Portfolio unless you instruct us otherwise. In particular:

•As of February 22, 2021, if you instructed that a percentage of your contributions or premiums be directed to the Real Property Account, that percentage will instead be directed to the AST Cohen & Steers Realty Portfolio until you instruct us to do otherwise. If your contribution or premium allocation instructions do not include the Real Property Account, the investment options and percentages you selected will not change.

•As of February 22, 2021, if you selected the Real Property Account for use in a dollar cost averaging or rebalancing program, your Contract will use the AST Cohen & Steers Realty Portfolio for that program and will do so until you instruct us otherwise. If your program instructions do not include the Real Property Account, the investment options and percentages you selected will not change.

You always have the option to change your instructions for contributions and premiums, dollar cost averaging programs or rebalancing programs to include an available investment option other than the AST Cohen & Steers Realty Portfolio by contacting Prudential at the phone numbers listed at the beginning of this supplement.

AST Cohen & Steers Realty Portfolio. The investment objective of the AST Cohen & Steers Realty Portfolio (the “Portfolio”) is to seek to maximize total return through investment in real estate securities. In pursuing its investment objective, the Portfolio normally invests at least 80% of its assets (net assets plus any borrowings made for investment purposes) in securities of real estate related issuers. Generally, the equity securities of real estate related issuers will consist of common stocks (including shares in real estate investment trusts, “REITs”), rights or warrants to purchase common stocks, securities convertible into common stocks where the conversion feature represents, in the view of Cohen & Steers Capital Management, Inc., the Portfolio’s subadviser, a significant element of the securities’ value, and preferred stocks. Real estate related issuers include companies that derive at least 50% of revenues from the ownership, construction, financing, management or sale of real estate or that have at least 50% of assets in real estate. More information about the Portfolio is set forth in the chart at the end of this supplement and in the enclosed summary prospectus for the Portfolio.

Liquidation Date. There will be a one-year liquidation period for the Real Property Account. We currently expect that the Real Property Account will liquidate on or about February 22, 2022 (the “liquidation date”). If you have account value allocated to the Real Property Account on the liquidation date, that account value will be transferred automatically to the AST Cohen & Steers Realty Portfolio as of the liquidation date. The assets of the Real Property Account will be valued in accordance with the valuation procedures set forth in the Prospectus, including any properties that remain unsold on the liquidation date. After the liquidation date, any remaining properties or other assets will be owned by Prudential Financial until final sale.

Transfers Prior to the Liquidation Date. You may transfer your account value out of the Real Property Account by submitting a transfer request. Please call 800-778-2255 (Individual Life Insurance Contract owners) or (888) PRU-2888 (Annuity Contract owners) or login online at www.prudential.com/login, if you would like to initiate a transfer out of the Real Property Account. Any transfer you request out of the Real Property Account will not count toward the annual transfer limitation applicable to your Contract. As noted below, transfer restrictions have been lifted.

Transfer Considerations. As explained in the following section, it is possible that a supplemental payment may be made to Contract owners who remain invested in the Property Account until the Liquidation Date. There is no guarantee that a supplemental payment will be made, and any Contract owner remaining in the Real Property Account will experience the investment results of the Real

Property Account for the allocated account value rather than the investment results of any other investment option, such as the AST Cohen & Steers Realty Portfolio. There is no guarantee of any particular investment results of any investment option or which investment option will have better performance. Investors remaining in the Real Property Account will continue to pay ongoing fees and expenses, including expenses in connection with liquidation of any properties. Information about fees and expenses of the Real Property Account and the AST Cohen & Steers Realty Portfolio are included in the comparison chart later in this supplement. Additional information is included in the prospectus for the Real Property Account (which has been provided to Contract owners who have allocated account value to the Real Property Account and which is available by contacting Prudential at the phone numbers set forth at the beginning of this supplement) and in the summary prospectus for the AST Cohen & Steers Realty Portfolio (which is enclosed).

Possible Supplemental Payment for Contracts Remaining Invested in the Real Property Account until the Liquidation Date. Prudential currently anticipates that all the properties in the Real Property Account and its underlying partnership will be sold by the end of 2023, but there is no guarantee that all properties will have been sold by that date. If all the properties are not sold by the liquidation date, upon the sale of the last property, Prudential will determine if the aggregate value of the sale price of the properties sold after the liquidation date is greater than the aggregate value of the valuation of those properties as of the liquidation date. We refer to the Real Property Account’s pro rata share of any such excess as the “Sales Price Excess.” If there is a Sales Price Excess, Prudential will add account value or make a payment (the “Supplemental Payment”) for Contracts that had allocations to the Real Property Account as of the liquidation date. The Supplemental Payment for each Contract would be calculated as a pro rata share of the Sales Price Excess based on the value of all Real Property Account allocations outstanding as of the liquidation date. Stated another way, the Supplemental Payment for each Contract would be equal to the Contract’s account value allocated to the Real Property Account on the liquidation date, divided by the total amount invested on that date in the Real Property Account multiplied by the Sales Price Excess. No Supplemental Payment would be made if it would be below a de minimis amount of $10. No notification will be provided if there is no Supplemental Payment. There is no guarantee that a Supplemental Payment will be made.

No Tax Impact. There is no tax impact on Contracts owners as a result of the liquidation or any transfers. A transfer of your account value from the Real Property Account to another investment option under your Contract, including any automatic transfer to the AST Cohen & Steers Realty Portfolio, will not have any tax impact on you or your Contract.

Transfer Restrictions Lifted. Account value allocated to the AST Cohen & Steers Realty Portfolio has greater transfer flexibility than the rules that were previously applicable to the Real Property Account, as described in the table below. Effective February 22, 2021, the Real Property Account restrictions noted below have been lifted as part of the liquidation process.

Real Property Account (Prior Restrictions)	AST Cohen & Steers Reality Portfolio
•Transfers to another investment option from the Real Property Account were only permitted once annually during the 30-day period beginning on your Contract Anniversary.
•Transfers are permitted any day the NYSE is open for trading, subject (i) to any restrictions on frequent trading described in the Portfolio prospectus in effect at the time of the transfer and (ii) to any limitations on transfers set forth in the Contract Prospectus in effect at the time of the transfer.

•Transfers out of the Real Property Account were limited to the greater of: (a) 50% of the amount invested in the Real Property Account or (b) $10,000.	•No percentage or dollar limitations on transfers out for the AST Cohen & Steers Reality Portfolio.

Comparison of the Real Property Account and AST Cohen & Steers Realty Portfolio. The chart below compares key aspects of the Real Property Account and AST Cohen & Steers Realty Portfolio. For more information about Real Property Account, see the prospectus, which has been provided to Contract owners who have allocated account value to the Real Property Account and which is available by contacting Prudential at the phone numbers set forth at the beginning of this supplement. For more information about the AST Cohen & Steers Realty Portfolio, see the enclosed summary prospectus.

	Real Property Account (“Account”)	AST Cohen & Steers Realty Portfolio (“Portfolio”)
Investment Strategy	Through an underlying Partnership, the Account invests at least 65% of its assets in direct ownership interests in: income producing real estate; participating mortgage loans (mortgages providing for participation in the revenues generated by, or the appreciation of, the underlying property, or both) originated for the Partnership; and real property sale leasebacks negotiated on behalf of the Partnership.

The large majority of these real estate investments will be in direct ownership interests in income producing real estate, such as office buildings, shopping centers, apartments, industrial properties or hotels. The Partnership may also invest up to 5% of its assets in direct ownership interests in agricultural land. Approximately 10% of the Partnership’s assets will be held in cash or invested in liquid instruments and securities. The remainder of the Partnership’s assets may be invested in other types of real estate related investments, including non-participating mortgage loans and real estate investment trusts.	The Portfolio normally invests at least 80% of its assets (net assets plus any borrowings made for investment purposes) in securities of real estate related issuers. Generally, the equity securities of real estate related issuers will consist of common stocks (including shares in real estate investment trusts, “REITs”), rights or warrants to purchase common stocks, securities convertible into common stocks where the conversion feature represents, in the view of the Portfolio’s subadviser, a significant element of the securities’ value, and preferred stocks. Real estate related issuers include companies that derive at least 50% of revenues from the ownership, construction, financing, management or sale of real estate or that have at least 50% of assets in real estate.

The Portfolio is non-diversified, which means that it can invest a greater percentage of its assets in the securities of fewer companies than a diversified mutual fund.
Investment Manager	PGIM, Inc., a Prudential Financial company.	Managers: PGIM Investment LLC and AST Investment Services, Inc., both Prudential Financial companies. Subadviser: Cohen & Steers Capital Management, Inc.
Investment Management Fee	The Partnership pays a daily investment management fee, which is equal to an effective annual rate of 1.25% of the average daily gross assets of the Partnership.	The Portfolio pays a daily investment management fee, which equal to an annual percentage rate of the average daily net assets of the Portfolio. The rate is 0.8325% for average daily net assets up to $300 million, and the rate decreases for assets over $300 million. For 2019, the rate was 0.83%.

Fees and Expenses	In addition to the investment management fee, the Partnership pays other expenses, including expenses related to the operation of the Partnership and direct investments in real estate. For 2019, the Partnership financial statements show total expenses of 6.29% of Portfolio net assets.	In addition to the investment management fee, the Portfolio pays other expenses, including expenses related to the operation of the Partnership, the purchase and sale of real estate securities. The Portfolio, unlike the Account, does not directly pay expenses related to direct investments in real estate; instead, those expenses are paid by the companies in which the Portfolio invests. For 2019, total expenses for the Portfolio were 1.10% of average daily net assets (as set forth in the Portfolio summary prospectus).
Risks
Risks of Ownership of Real Properties. The Partnership will be subject to the risks inherent in the ownership of real property such as fluctuations in occupancy rates and operating expenses and variations in rental schedules. It may be adversely affected by general and local economic conditions, the supply of and demand for properties of the type in which the Partnership invests, zoning laws, and real property tax rates. Operation of property in which the Partnership invests will primarily involve rental of that property to tenants. The financial failure of a tenant resulting in the termination of their lease might cause a reduction in the cash flow to the Partnership. If a lease is terminated, there is no assurance that the Partnership will be able to find a new tenant for the property on terms as favorable to the Partnership as those from the prior tenant. Investments in hotels are subject to additional risk from the daily turnover and fluctuating ccupancy rates of hotel rooms and the absence of long-term tenants. The Partnership's properties will also be subject to the risk of loss due to certain types of property damage (for example, nuclear plant accidents and wars) which are either uninsurable or not economically insurable. See prospectus for additional risk information.

Real Estate Risk. Investments in real estate investment trusts (“REITs”) and real estate-linked derivative instruments are subject to risks similar to those associated with direct ownership of real estate. Poor performance by the manager of the REIT and adverse changes to or inability to qualify with favorable tax laws will adversely affect the Portfolio. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property. See summary prospectus for additional risk information

Past Performance (Does not reflect contract charges)	Average annual returns for the periods ended June 30, 2020: •1-year: -4.42 •5-year: 4.76 •10-year: 7.80 Past performance does not mean that the Account will achieve similar performance in the future.	Average annual returns for the periods ended June 30, 2020: •1-year: -4.98 •5-year: 5.98 •10-year: 9.95 Past performance does not mean that the Portfolio will achieve similar performance in the future.

PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS